                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                          Under Section 12(b) or 12(g)
                     of the Securities Exchange Act of 1934

                          Royal Acceptance Corporation
             (Exact name of registrant as specified in its charter)

            Delaware                                  22-3680581
  (State or other jurisdiction            (I.R.S. Employer Identification No.)
of incorporation or organization)

                  90 Jericho Turnpike
                    Floral Park, NY                              11001
(Address of registrant's principal executive offices)          (Zip Code)

                                 (516) 488-8600
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:


                                                   Name of each exchange
Title of each class to be so registered:           on which  each class is to be registered:
-----------------------------------------          -----------------------------------------

         None                                                           None


Securities to be registered under Section 12(g) of the Act:


                                  Common Stock,
                                 par value $.001

                       Copies to: Gerald A. Adler, Esquire
                               Bondy & Schloss LLP
                               6 East 43rd Street
                          New York, New York 10017-4656
                          Telephone No. (212)-661-3535
                             Fax No. (212) 972-1677

Index to Form 10-SB Registration Statement

Item Number and Caption                                                     Page

PART I

1.       Description of Business
2.       Management's Discussion and Analysis or Plan of Operations
3.       Description of Property
4.       Security Ownership of Certain Beneficial Owners and Management
5.       Management
6.       Executive Compensation
7.       Certain Relationships and Related Transactions
8.       Description of Securities

PART II

1.       Market Price of and Dividends on the REgistrant's Common
         Equity and Other Shareholder Matters
2.       Legal Proceedings
3.       Changes in and Disagreements with Accountants
4.       Recent Sales of Unregistered Securities
5.       Indemnification of Officers and Directors

PART F/S

Financial Statements

PART III

1.       Index to Exhibits
2.       Description of Exhibits

Signatures

                                     PART I

                             DESCRIPTION OF BUSINESS

The Company

          The Company was formed in November 1996. On January 2, 1997, in a corporate restructuring, it was merged with Royal Finance Company, a New Jersey corporation ("RFC"). The Company had very limited operations and together with RFC was a development stage company organized to develop and operate a financial services business specializing in the acquisition and service of lease contracts for previously owned automobiles. On August 1, 1999, the Company acquired from Alliance Holdings Limited Partnership, all of the issued and outstanding shares of RIT Auto Leasing Group, Inc. ("RIT") in exchange for 5,650,000 shares of the Company's common stock.

RIT's Business

         RIT is in the business of leasing new and pre-owned automobiles with terms generally ranging from twelve to sixty months. It markets its leasing services through telephone solicitation and advertising. The sources of RIT's automobiles for lease are predominantly automobile dealers in the Eastern region of the United States. The Company also leases and finances commercial industrial equipment such as computers, airplanes, boats and construction equipment. Its customer base is derived from the general public and corporate accounts.

         RIT was incorporated in 1993, at which time it focused primarily on the leasing of low end automotive and commercial vehicles. At that time it had a lease portfolio of approximately 250 vehicles valued at approximately $3 Million. Presently, RIT has a leasing portfolio of approximately 1,500 vehicles with a value of $10.5 Million. Presently, its product lines consist of commercial industrial equipment, high line vehicles (exotic and luxury), limousines, ambulances, tow trucks, tractors, airplanes, boats and construction equipment. RIT is also in the equipment leasing business.

         RIT markets its leasing services through a network of dealer referrals, trade shows and magazine advertising. The majority of RIT's leasing income is derived from its dealers network throughout the country. RIT's management estimates that approximately 75% of its gross leasing income is generated from its dealer networks located in Florida, North Carolina, California, Georgia and Illinois with the balance of its income generated from referrals, trade shows and magazines. RIT has positive working relationships with commercial financial institutions, including ford Motor Credit, European American Bank, Bombardier Capital, 1st Source Bank and Associates Commercial Corp. RIT leases approximately 50-90 units per month, generating anywhere from $3 Million to $5 Million in gross sales per month.

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         RIT's business strategy is to (i) provide personal and attentive service to its clientele, (ii) lease primarily to high-quality credit applicants in order to continue to build a lease portfolio with low delinquency and credit loss rates, (iii) finance its lease portfolio with competitive credit terms and
(iv) manage its residual risk relating to RIT's resale of automobiles after the expiration of the lease term.

         In general, companies have a variety of financing alternatives available to them in acquiring the use of a new automobile, either through the purchase or lease of such vehicle. In financing the purchase of a vehicle there are various loan alternatives including, fully amortizing loans, balloon payments, no money down or low down payments. In terms of leasing vehicles, there are various options including, payment schedules, term, maintenance and repurchase rights. The primary benefit of leasing over purchasing is that leasing typically provides a consumer with the opportunity to acquire the use of a new automobile at a lower monthly payment than financing the purchase of such vehicle, usually without a significant initial cash outlay, and enables the return of the automobile without any further liability at the end of the lease term. Companies which provide employees with automobile transportation typically lease such vehicles and expense the costs. The increase in new vehicle prices in relation to annual median family income has been a contributing factor in the growth in the leasing and used automobile markets. This has provided RIT with a further opportunity for revenue growth through the resale of its vehicles after the term of the lease or in the event there are defaults of the leases.

          RIT's primary goal is to expand its leasing operations, increase and obtain better terms with respect to the financing of the vehicles it leases and to increase the profitability of its vehicle remarketing program. RIT's strategy for continued growth is to (i) increase lease origination by (a) increased name recognition, (b) acquisition of similar companies or their assets, (c) the development, expansion and retention of existing clients, and (d) the expansion into new geographic markets, (ii) increase and improve the terms of its financing arrangements, (iii) further develop and increase the profitability of its used automobile remarketing operations, and (iv) lease primarily to high quality credit applicants in order to continue to build a lease portfolio with low delinquency and credit loss rates.

         RIT purchases each vehicle pursuant to its client's specifications and finances its purchase. RIT usually finances the purchase of each vehicle to correspond with the term of the lease, such that upon the completion of the lease term the lessees have the option of purchasing the automobile at a predetermined purchase price or turn the automobiles in and have no further obligation.

          The term of the leases average generally between 24 and 39 months, with the average lease being 36 months. In addition to setting forth the lease term, the amount of the rental payments and the mileage allowance, each lease requires the lessee to pay all

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fees, taxes, fines and other costs relating to the use of the vehicle.
Generally, the lessee pays the first months lease payment in advance of the lease term and puts up a security deposit equal to a one month lease amount. The lessee is required to maintain liability and casualty insurance on each vehicle at specified limits and to name RIT as an additional insured and loss payee. Each lease applicant must provide information regarding, among other things, corporate history, length of time in business, ability to pay based both on income level and credit history, including comparable borrowing experience and past history. The foregoing procedures provide the general basis for RIT's credit decisions.

         RIT's corporate headquarter are located at 90 Jericho Turnpike, Floral Park, New York. RIT currently has ten employees and maintains an auto lease portfolio of approximately 1,500 vehicles. It has satellite offices in California, Florida, Georgia and North Carolina and intends to open three additional satellite offices within the next twelve months. Mr. Toporek, RIT's principal shareholder and chief executive officer has over 25 years of experience in the equipment, auto financing and leasing business.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION

Introduction:

For a complete understanding of these activities, this management's discussion and analysis should be read in conjunction with Part 1. Item 1. description of Business and Part F/S Financial Statements to the Form 10-SB.

General:

Royal Acceptance Corporation (the "Company") was incorporated in the State of Delaware on June 23, 1994. On July 15, 1999, it acquired all the issued and outstanding capital stock of RIT Auto Leasing Company ("RIT") in exchange for 5,650,000 shares of its common stock. The transaction has been accounted for as a reverse acquisition in a manner similar to a pooling of interests which reflects the acquisition as if it had occurred at the beginning of the periods presented in the accompanying consolidated financial statements.

RIT was incorporated in New York on April 1, 1993 and is in the business of leasing new and pre-owned automobiles with terms generally ranging from twelve to sixty months. It markets its leasing services through its dealer network and advertising. The sources of RIT's automobiles for lease are predominantly automobile dealers in the eastern region of the United States. RIT also leases and finances commercial industrial equipment such as computers, airplanes, boats and construction equipment.

Forward Looking Statements and Certain Risk Factors:

The Company cautions readers that certain important factors may affect the Company's actual

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results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may", "expect", "believe", anticipate", "intend", "could", estimate", or "continue", or the negative variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the lack of substantial profits, its dependence on key personnel, its ongoing need for additional financing and its dependence on the automobile industry. The Company is also subject to other risks detailed herein or which will be detailed from time to time in the Company's future filings with the Securities and Exchange Commission.

Results of Operations:

Nine months ended September 30, 1999 and 1998

Revenue, consisting of amortization of earned income, rental income and gains on sales of vehicles, for the nine months ended September 30, 1999 was $2,919,949, a 93% increase from the year earlier when total revenues aggregated $1,510,941. When adjusted for rental income and gains on sale of vehicles which totaled $118,917 in the current period compared to $533,329 in the earlier period, revenues actually increased $1,823,420 or 187%. This increase is a result of management's efforts to increase its dealer network which has been expanded to include locations in Florida, North Carolina, California, Georgia and Illinois. Management has also expanded its financial relationships to include several new major financing institutions. The additional financing has given the Company the ability to consummate additional lease agreements. Increases in customer referrals have also had a favorable impact on the Company's revenues.

The Company's major costs consist of interest and depreciation which totaled $1,496,463 (51% of total revenues) for the nine months ended September 30, 1999 and $905,426 (60% of total revenues) during the comparable prior year period. The $591,037 (65%) increase in costs compares favorably to the 93% revenue increase. The 9% decrease in interest and depreciation as a percentage of total revenues is primarily due to the Company's ability to enter into more closed-end leases for luxury automobiles which are more profitable than leases entered into during the prior period when open-end leases comprised a higher percentage of leases. The Company also recognized income in the current period from initial payments made by its lessees. The gross margin therefore increased in the current period due to the increase in such initial lease payments.

Selling, general and administrative expenses were $971,522 (33% of total revenues) for the nine months ended September 30, 1999 and $496,108 (33% of total revenues) for the same period in the prior year. The increase of $475,000 (96%) was principally due to the hiring of

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additional personnel. The almost doubling of expenses was required to adequately service the 93% revenue increase.

The increase in the provision for taxes of $177,000 is due to deferred taxes on the difference between book and tax income. The effective income tax rate was 49% for the nine months ended September 30, 1999 compared with 40% for the earlier period. The difference is due to the tax effect on the non deductible portion of compensatory common stock issuances.

The Company's net income for the nine months ended September 30, 1999 totaled $230,964, or $.03 per share, compared to $65,407 or $.01 per share for the same period in 1998. As discussed above, the reasons for the increase in the current period included more lease revenue, less costs as a percentage of such revenues and increases in selling, general and administrative expenses.


YEARS ENDED DECEMBER 31, 1998 AND 1997

Revenue, consisting of amortization of earned income, rental income and gains on sales of vehicles for 1998 was $2,257,457, a 46% increase form the year earlier when total revenues aggregated $1,547,259. The decreases in rental income and gains on vehicle sales in the current year of $218,664 was more than offset by an increase in amortization of unearned income of $928,862. In 1997, few of the company's leases qualified as direct finance leases and were classified as operating leases thus accounting for the decrease in rental income and gains from vehicle sales. This increase in amortization of unearned income is a direct result of entering into more finance leases as well as management's efforts to increase its dealer networks and an increase in its financial relationships to include several new major financial institutions. The additional financing availability has given the Company the ability to consummate additional lease agreements.

The Company's major costs consists of interest and depreciation which totaled $1,028,194 (54% of total revenue) in 1998 and $1,102,096 (72% of total revenues) in 1997. The 18% decrease in interest and depreciation as a percentage of total revenues is primarily due to the Company's ability to enter into more profitable closed-end direct financing leases for luxury automobiles which are more profitable than leases entered into during the prior period which consisted of a larger percentage of open-end operating leases. The Company also recognized more income on initial payments made by its lessees in the current period. The gross margin therefore increased in the current period due to the increase in such revenues without incurring comparable increased costs.

Selling, general and administrative expenses were $913,951 (40% of revenues) for 1999 and $391,309 (25% of revenues) for 1998. The increase of $522,642 (134%)
was principally due to the hiring of additional personnel to service the increased business and an increase in fixed costs in the current year over the prior year. The increased costs incurred in 1998 were required to increase and enhance the Company's dealer network.

The increase in the provision for income taxes of $40,000 is due to deferred taxes on the difference between book and tax income. The effective income tax rate was 40% in both 1999 and 1998.

The Company's net income for 1999 totaled $81,312 or $.01 per share, compared to $21,854 or $.00 per share for 1998. As discussed above, 1998 included more lease revenue, less costs as a percentage of such revenues and increases in selling, general and administrative expenses.

FINANCIAL CONDITION:

September 30, 1999 Compared to December 31, 1998

The Company's cash position at September 30, 1999 showed a decrease of $199,025.

Accounts receivable, which represents among other things, amounts due from the sale of vehicles increased by $850,591 over the accounts receivable outstanding at December 31, 1998.

The net investment in direct financing leases represents the aggregate future leases payments due to the Company from its leasees. Such amount was $23,324,780 at September 30, 1999 and $13,151,516 at December 31, 1998. The Company feels that it has adequately reserved for any possible bad debts. The Company finances the purchase of its leased vehicles under several separate credit facilities. Such indebtedness aggregated $23,918,252 and $12,717,524 at September 30, 1999 and December 31, 1998, respectively.

The Company's vehicle inventory increased from $504,701 at December 31, 1998 to $1,158,061 at September 30, 1999. Such increase was due to the higher volume of autos coming off lease during the nine months ended September 30, 1999 compared with the year ended December 31, 1998.

In September 1999, the Company loaned $435,150 to an equity owned by its president. Such amount is due on demand and bears interest at 9%. There were no amounts outstanding to this entity at December 31, 1998.

Accounts payable at September 30, 1999 was $323,896 compared with $43,307 at December 31, 1998, an increase of $280,589. Such increase is related to the higher volume of leases being entered into by the Company.

At September 30, 1999, the Company is indebted to its President in the amount of $103,394. No such debt was outstanding at December 31, 1998.

Stockholders' equity increased by $399,739 during the period from December 31, 1999 to September 30, 1998. Such increase was the result of the sale of 377,100 shares for $93,775 in cash, issuance of 300,000 common shares for services rendered valued at $75,000, and net income for the nine months ended September 30, 1999 of $230,964.

Liquidity and Capital Resources:

The Company generated a positive cash flow from operations of $123,304 during the nine month period ended September 30, 1999. During the same period, net cash of $519,498 was used in investing activities by the loan of $435,150 to an affiliate, by the purchase of $203,265 in furniture and equipment which was offset by the receipt of $118,917 from the sale of vehicles. Cash was also provided through the sale of 377,100 common shares for $93,775 plus the receipt of $103,394 a loan to the Company by its president. For the nine months ended September 30, 1999, cash decreased by $199,025.

The Company's working capital at September 30, 1999 and December 31, 1998 was $2,664,854 and $855,649, respectively. Its primary sources of working capital have been the proceeds from the financing of its leased vehicles and the sale of its common stock.

During the period from January 1, 1998 through September 30, 1999, the Company issued an aggregate of 1,250,000 common shares to consultants and employees for services rendered valued at $84,500.

During the nine months ended September 30, 1999, the Company sold 377,100 common shares for $93,775.

Management's primary goal is to expand its leasing operations, increase and obtain better terms with respect to the financing of the vehicles it leases and to increase the profitability of its vehicle remarketing program. The strategy for continued growth is to (i) increase lease origination by a)increased name recognition, b) acquisition of similar companies or their assets, c) the development, expansion and retention of existing clients, and d) the expansion into new geographic markets, ii) increase and improve the terms of its financing arrangements, iii) further develop and increase the profitability of its used automobile remarketing operations and (iv) lease primarily to high quality credit applicants in order to continue to build a lease portfolio with low delinquency and credit loss rates.

Pursuant to a confidential private offering memorandum, the Company is offering 600,000 shares of its common stock at a price of $1.00 per share. The offering period commenced on October 5, 1999 and will end on April 5, 2000. The proceeds of the offering will be used primarily for working capital, the acquisition of a profitable lease portfolio and the hiring of additional personnel.

Management believes that anticipated cash flow from operations and the proceeds raised through its private offering will be sufficient to fund its operations for the next 12 months assuming that those operations are consistent with management's expectations of its anticipated increase in revenues. The Company may need additional financing thereafter. There can be no assurance that the Company will be able to obtain financing on a favorable or timely basis. The type, timing and terms of financing elected by the Company will depend upon its cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. Moreover, any statement regarding the Company's ability to fund its operations from

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expected cash flows is speculative in nature and inherently subject to risks and uncertainties, some of which cannot be predicted or quantified.

                                    PROPERTY

         RIT leases approximately 2,000 square feet of office space and a lot for automobiles of approximately 11,500 square feet, both at 90 Jericho Turnpike, Floral Park, New York 11001 at an annual rental of $120,000 per year which lease expires in June, 2002. The property is leased directly from the Alliance Holdings Limited Partnership, of which Richard Toporek is the General Partner.

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                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

         The following table sets forth the name and address of each officer and director of the Company and each person who owns beneficially more than five percent of the Common Stock of the Company, and the number of shares owned by each such person and by all officers and directors as a group:

------------------------------------------------------------------------------------------------------
Name and Address of Beneficial Owner         Amount and Nature of Ownership     Approximate % of Class
------------------------------------        ---------------------------------   ----------------------
------------------------------------------------------------------------------------------------------
Richard Toporek, President/Secretary                5,650,000(1)                         75%
and Director
------------------------------------------------------------------------------------------------------
Mark Caulo,                                              -
Chief Financial Officer and Director
------------------------------------------------------------------------------------------------------
Robert Ricciuti,                                         -
Vice President and Director
------------------------------------------------------------------------------------------------------
Alliance Holdings Limited Partnership               5,650,000                            75%
------------------------------------------------------------------------------------------------------
Directors and Officers as a Group                   5,650,000                            75%
------------------------------------------------------------------------------------------------------


(1) Mr. Toporek owns these shares beneficially solely by virtue of his status as the general partner of Alliance Holdings Limited Partnership. He disclaims beneficial ownership of such shares.

                                   MANAGEMENT


Name                                        Age                          Position
----                                        ---                          --------
Richard Toporek                             48                President/Secretary and
                                                              Director

Mark Caulo                                  41                Chief Financial Officer
                                                              and Director

Robert Ricciuti                             45                Vice President and Director


         Richard Toporek has over 25 years of experience in the equipment, auto financing and leasing industry. He has been President and a Director of RIT since 1993. His responsibilities include overseeing all aspects of the daily management and operation of RIT, including the management of over $25 Million of leases as well as RIT's credit facilities. Mr. Toporek has also been the Chief Executive Officer of Professional Vehicle Leasing since 1976 and has been a Vice President of Alpha Acceptance Corp. since 1990. He is also a Director of Chariot Limousine, and Transportation, Ltd. and Liberty Sales & Truck Leasing, Inc. Mr. Toporek is founder and past president of the Tri-State Chapter of the National Vehicle Leasing Association. Mr. Toporek will not be devoting all of his time to the business of the Company as some of his time will be devoted to Professional Vehicle Leasing and Alpha Acceptance Corp. He is a graduate of Queens College with a Bachelor of Arts degree. See "Risk Factors--Dependence on Richard Toporek."

         Mark Caulo is a certified public account and is currently with MCM Tax Services Ltd. and Kornelia M. Sevfried CPA, PC, an accounting and tax planning and preparation service founded by him in 1984. Mr. Caulo's experience is concentrated in leasing and automotive related industries as well as the financial services industries. His firm is presently the outside accounting firm for RIT. Upon completion of the Offering, Mr. Caulo will join the Company as its chief financial officer and will be devoting the majority of his time to the business of the Company. Mr. Caulo is a graduate of St Frances College with a Bachelor of Science Degree.

         Robert Ricciuti has been Director of Operations of Great American Commercial Leasing of Great Neck, New York, a commercial equipment and automobile leasing company since February, 1997 where he is responsible for all of the functions of the company's work flow from the initial marketing programs to the finalization of lease transactions. From 1991 to 1997 he was Director of Auto Portfolios for National Star Leasing where he was responsible for the credit analysis of all applications for equipment, automobile and truck leasing. From 1988 to 1991 he was an Assistant Vice President of Oxford Resources, a major financial institution where he directed and oversaw all aspects related to operations, collections and customer service.

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                             EXECUTIVE COMPENSATION


                                                                                             Long Term Compensation
                                                                                             ----------------------
                                                       Annual Compensation               Awards           Payouts
                                                       -------------------               ------           -------
                                                                                         Securities
Name and Principal                                                      Other Annual     Underlying       All Other
Position                         Year       Salary         Bonus        Compensation     Options          Compensation
-----------------------          ----       ------         -----        ------------     -----------      ------------
Richard Toporek,               1999      $                   -                -                                 -
President, Secretary and       1998                          -                -
Director                       1997


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Mr. Richard Toporek, the President, Secretary and a Director of the Company is the general partner of Alliance Holdings Limited Partnership, the owner of 5,650,000 shares of the Company's common stock. Alliance Holdings Limited Partnership is the lessor of the Company's commercial space.



                            DESCRIPTION OF SECURITIES

Common Stock

         The Company is authorized to issue 25,000,000 shares of common stock, $.001 par value, of which 7,532,709 shares were issued and outstanding as of February 28, 2000. The holders of common stock have one vote per share. None of the shares have preemptive or cumulative voting rights, have any rights of redemption or are liable for assessments or further calls. None of the shares have any conversion rights. The holders of common stock are entitled to dividends, when and as declared by the Board of Directors from funds legally available therefor. Upon liquidations of the Company the holders of common stock are entitled to share pro rata in any distribution to shareholders.

Preferred Stock

         The Company is authorized to issue 1,000,000 shares of preferred stock, $.001 par value none of which issued and outstanding.

         Olde Monmouth Stock Transfer Co., 77 Memorial Parkway, Suite 101, Atlantic Highlands, NJ 07716, is the transfer agent and registrar for the Company's common stock.

Shares Eligible for Future Sale

         The Company has 7,532,709 shares of common stock outstanding, but, of these shares, only 819,759 shares are freely tradable. All of the remaining shares of common stock are considered "restricted securities" and in the future, may be sold only in compliance with rule 144 or in an exempt transaction under the Securities Act of 1933 (the "Act") unless registered under the Act (the "restricted shares").

         In general, under Rule 144 as currently in effect, subject to the satisfaction of certain conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned restricted shares of common stcok beneficially for at least one year is entitled to sell, within any three month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares pf the same class or, if the common stock is quoted on a national quotation system, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three months preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

                                     PART II

                            MARKET FOR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

         The Company's securities trade are traded on the OTC Bulletin Board and in the over-the-counter market "pink sheets". The Company's trading symbol is "RYFC". Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. The following sets forth the range of high and low bid information for the quarterly periods as reported by the National Quotation Bureau:

                                                        High              Low
                                                        ----              ---

1998:             2nd  Quarter                           .25              .25
                  3rd  Quarter                           .25              .25
                  4th  Quarter                           .25              .25

1999:             1st  Quarter                          2.00              .25
                  2nd  Quarter                          2.375             .25
                  3rd  Quarter                          1.40625           .03125
                  4th Quarter                           3.375            1.03125

Holders

         As of February 28, 2000, the number of holders of record of common stock, excluding the number of beneficial owners whose securities are held in street name, was approximately 95.

Dividend Policy

         The Company does not anticipate paying any cash dividends on its common stock in the foreseeable future because it intends to retain its earnings to finance the expansion of its business. Thereafter, the declaration of dividends will be determined by the Board of Directors in light of conditions then existing, including, without limitation, the Company's financial condition, capital requirements and business condition.

                                LEGAL PROCEEDINGS

         The Company is not party to any material pending legal proceedings and has no knowledge that any such proceedings are threatened.


                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                       ACCOUNTING AND FINANCIAL DISCLOSURE

 Not applicable.

                     RECENT SALES OF UNREGISTERED SECURITIES

         The following paragraphs set forth certain information with respect to all securities sold by the Company within the past three years without registration under the Securities Act of 1933, as amended (the "Securities Act"). The information includes the names of the purchasers, the date of issuance, the title and number of securities sold and the consideration received by the company for the issuance of these shares.

On December 27, 1997, the Company issued to Loren Investment Group, Inc., 250,000 shares of common stock as a retainer for its agreement to provide consulting services to the Company. 100,000 shares were issued pursuant to Rule 504 of Regulation D and 150,000 shares were issued pursuant to Section 4(2) of the Act.


On December 27, 1997, the Company issued to Bondy & Schloss LLP, 250,000 shares of common stock as a retainer for legal services rendered. 100,000 shares were issued pursuant to Rule 504 of Regulation D and 150,000 shares were issued pursuant to Section 4(2) of the Act.

On December 27, 1997, the Company issued to Gerald Ponsiglione, an officer and director of the Company 200,000 shares of common stock in consideration for his agreement to serve in such capacity. The aforesaid shares were issued pursuant to Section 4(2) of the Act.

         On March 25, 1998, the Company issued to William Hayde, 250,000 shares of common stock as a retainer for his agreement to provide consulting services to the Company. 100,000 shares were issued pursuant to Rule 504 of Regulation D and 150,000 shares were issued pursuant to Section 4(2) of the Act.

         Commending in September 1998, the Company sold 410,300 shares of common stock at a price of $0.25 per share to the following persons, each in the amount set forth opposite his, her or its name:

Harvey Bayard                                                     30,000
Georgianna Gostkowski                                                200
Robert J. Ryan                                                     1,000
A. Ruthenberg                                                      3,000
Staci Gassoso                                                     20,000
Tutta Italia Inc                                                  10,000
Robert Tarantola                                                   2,000
Joanne Gallo                                                       2,000
John M. Young Jr.                                                 10,000
Gus Sclafani                                                       6,000
Darlene Bosco                                                     37,000
Lillian and Richard Misiak                                        15,000
Larry Schwartz                                                     5,000
Richard Cullen                                                     4,000
Darryl Mathews and Donna
       Mathews JTWROS                                              5,000
Daniel Miele                                                       2,400
Rocco Urgo                                                         6,000
Enice Lorenzo                                                      2,500
Joe Lorenzo & Sons Provisions, Inc.                                8,000
Vincent Lorenzo                                                    2,500
Craig Fligel                                                       4,000
Enice Lorenzo                                                      2,500
Naim Haddad                                                       10,000
Angela Vergona                                                     4,000
Mary F. Calabro                                                    4,000
Bethanne Thomas                                                  100,000
Craig Fligel                                                       4,000
Harvey Bayard                                                     40,000
Catherine DeWitt                                                   9,000
Joseph C. Larezza                                                  4,000
Joseph C. Larezza                                                  1,000
L. Rolls (Nominees) Ltd.                                          20,000
L. Rolls (Nominees) Ltd.                                          20,000
AJ & Company of New York Limited                                   2,000
Hugh Conlin                                                        4,000
Monica Lloyd                                                       2,000
Jacquelyn Rado                                                     1,000
Rosella Valente                                                    2,000
Anthony Amitrano                                                   1,200

         In March of 1999, the Company sold the following shares at a price of $2.00 per share to the following individuals under Rule 504:

             Bhavin Patel                                 5,000
             Patricia Novinski                            2,000

         Commencing November 1, 1999, the Company has offered and sold the following shares to the listed individuals at a price of $1.00 per share under Rule 504:

             Jerome Breslaw                              20,000
             Jon Farbman                                 10,000
             Henrietta Meltzer                           20,000
             Abraham Stahl                               15,000
             Solomon Shapiro                             25,000

                                    PART III

                        Index and Description of Exhibits

1. Index to Exhibits

Exhibit No.   Description
----------    ------------
3.1           Certificate of Incorporation, together with all amendments
3.2           Certificate of Merger
3.3           By-Laws
4.1           Specimen Common Stock Certificate
10.1          Exchange Agreement, dated as of July 13, 1999, by and between the
              Company, RIT Auto Leasing Group, Inc. and Alliance Holdings
              Limited Partnership



                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

         The Company's Certificate of Incorporation contains no specific provision pertaining to the liability or indemnification of its officers or directors. However, the Company's by- laws provide that no director or officer of the corporation shall be liable for the acts, defaults or neglects of any other director or officer, or for any loss sustained by the corporation, unless the same has resulted from his own willful misconduct, willful neglect, or negligence. The by-laws further provide as follows:

         Each director and officer of the corporation and each person who shall serve at the corporation's request as a director or officer of another corporation in which the corporation owns shares of capital stock or of which it is a creditor shall be indemnified by the corporation against all reasonable costs, expenses and liabilities (including reasonable attorney's fees) actually and necessarily incurred by or imposed upon him in connection with, or resulting from, any claim, action, suit, proceeding, investigation or inquiry of whatever nature in which he may be involved as a party or otherwise by reason of his being or having been a director or officer of the corporation or such director or officer of such other corporation, at the time of the incurring or imposition of such costs, expenses or liabilities, except in relation to matters as to which he shall be finally adjudged in such action, suit, proceeding, investigation or inquiry to be liable for willful misconduct, willful neglect, or gross negligence toward or on behalf of the corporation in the performance of his duties as such director or officer of the corporation or as such director or officer of such other corporation. As to whether or not a director or officer was liable by reason of willful misconduct, willful neglect, or gross negligence toward or on behalf of the corporation in the performance of his duties as such director or officer of the corporation or as such director or officer of such other corporation, in the absence of such final adjudication of the existence of such liability, the Board of Directors and each director and officer may conclusively rely upon an opinion of legal counsel selected by or in the manner designated by the Board of Directors. The foregoing right to indemnification shall be in addition to and not in limitation of all other rights to which such person may be entitled as a matter of law and shall inure to the benefit of the legal representative of such person.



                  CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         Not Applicable

                        FINANCIAL SCHEDULES AND EXHIBITS

(a) The following financial statement are filed herewith:

         Financial Statements. The financial statements filed as part of this Form 10-SB are indexed below and are included at page F-1.

Independent Auditors' Report.............................................. F-1

Consolidated Balance Sheet as at September 30, 1999 (unaudited)
and December 31, 1999 and 1998 (audited)...................................F-2

Consolidated Statement of Operations for the period
ended September 30, 1999 (unaudited) and for the
two years ended December 31, 1999 and 1998 (audited) ......................F-3

Statement of Stockholders' Equity for the period
ended September 30, 1999 (unaudited) and for the
years ended December 31, 1999 and 1998 (audited) ..........................F-4

Statements of Cash Flows for the years ended
December 30, 1998 and 1997 (audited)...................................... F-5

Notes to Financial Statements ......................................F-6 - F-20

Exhibits.



                                    SIGNATURE

           In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf the undersigned thereto duly authorized.

Dated: March 2, 2000


                                            Royal Acceptance Corporation.



                                            By: /s/ Richard Toporek
                                                --------------------------------
                                                Name:   Richard Toporek
                                                Title:  President

                          ROYAL ACCEPTANCE CORPORATION
                                 AND SUBSIDIARY

                        CONSOLDIATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999

                   ROYAL ACCEPTANCE CORPORATION AND SUBSIDIARY

                               SEPTEMBER 30, 1999






                                    I N D E X





                                                                                               Page No.
                                                                                               --------
FINANCIAL STATEMENTS:


       Independent Accountants' Report ...................................................        F-2


       Consolidated Balance Sheets
          As of September 30, 1999 (Unaudited)
          and December 31, 1998...........................................................        F-3


       Consolidated Statements of Income
          For the Nine Months Ended September 30, 1999 and 1998 (Unaudited)
          and For the Years Ended December 31, 1998 and 1997 .............................        F-4


       Consolidated Statements of Stockholders' Equity
          For the Nine Months Ended September 30, 1999 (Unaudited)
          and For the Years Ended December 31, 1998 and 1997 .............................        F-5


       Consolidated Statements of Cash Flows
          For the Nine Months Ended September 30, 1999 and 1998 (Unaudited)
          and For the Years Ended December 31, 1998 and 1997 .............................     F-6 - F-7


       Notes to Consolidated Financial Statements ........................................    F-8 - F-15

                         INDEPENDENT ACCOUNTANTS' REPORT



To the Stockholders and Board of Directors
Royal Acceptance Corporation


We have audited the accompanying consolidated balance sheet of Royal Acceptance Corporation and Subsidiary as at December 31, 1998, and the related statements of operations, cash flows, and stockholders' equity for the two years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the over-all consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Royal Acceptance Corporation and Subsidiary as at December 31, 1998, and the results of their operations and their cash flows for the two years then ended, in conformity with generally accepted accounting principles.









New York, New York
January 19, 2000

                   ROYAL ACCEPTANCE CORPORAITON AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                                   A S S E T S
                                                                 September 30,       December 31,
                                                                     1999               1998
                                                                 -------------      -------------
                                                                  (Unaudited)
Current assets:
  Cash                                                           $     38,932       $    237,957
  Accounts receivable                                                 990,969            140,378
  Net investment in direct financing leases                         6,860,550          3,727,850
  Inventory                                                         1,158,061            504,701
  Vehicles held under operating leases -
    net of accumulated depreciation                                      --                 --
                                                                 ------------       ------------
        Total current assets                                        9,048,512          4,610,886
Net investment in direct financing leases                          16,464,230          9,423,666
Furniture and equipment - net of depreciation
  and amortization                                                    119,256             97,146
Due from related party                                                435,150               --
Other assets                                                            7,775              7,775
                                                                 ------------       ------------
                                                                 $ 26,074,923       $ 14,139,473
                                                                 ============       ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current maturities of loans payable                            $  5,956,368       $  3,711,930
  Accounts payable and accrued expenses                               323,896             43,307
  Loan payable stockholder                                            103,394               --
                                                                 ------------       ------------
        Total current liabilities                                   6,383,658          3,755,237
Loans payable - net of current maturities                          17,691,884          9,005,594
Deferred income taxes                                                 784,000            563,000
                                                                 ------------       ------------
        Total liabilities                                          24,859,542         13,323,831
                                                                 ------------       ------------
Stockholders' equity:
  Preferred stock, $.001 par value, authorized -
    1,000,000 shares, none issued and outstanding
  Common stock, $.001 par value, authorized -
    25,000,000 shares, issued and outstanding -
    7,494,509 shares at September 30, 1999,
    6,817,409 shares at December 31, 1998                               7,494              6,817
  Additional paid-in capital                                        1,205,931          1,037,833
  Retained earnings (deficit)                                           1,956           (229,008)
                                                                 ------------       ------------
        Total stockholder's equity                                  1,215,381            815,642
                                                                 ------------       ------------
                                                                 $ 26,074,923       $ 14,139,473
                                                                 ============       ============

                       See notes to financial statements.

                   ROYAL ACCEPTANCE CORPORATION AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF INCOME

                                                   For the Nine
                                                   Months Ended                          For the Years Ended
                                                   September 30,                              December 31,
                                         ------------------------------               -----------------------------
                                            1999               1998                     1998                1997
                                         ----------          ----------               ----------         ----------
                                                   (Unaudited)
Revenues:
  Amortization of unearned
    lease income                         $2,801,032          $  977,612               $1,533,060         $  604,198
  Rental income                                --               161,216                  219,622            262,229
  Gain on sale of vehicles                  118,917             372,113                  504,775            680,832
                                         ----------          ----------               ----------         ----------
Total revenues                            2,919,949           1,510,941                2,257,457          1,547,259
                                         ----------          ----------               ----------         ----------
Costs and expenses:
  Interest                                1,315,308             864,941                1,154,214            811,760
  Depreciation and
    amortization                            181,155              40,485                   53,980            308,336
  Selling, general and
    administrative                          971,522             496,108                  913,951            391,309
                                         ----------          ----------               ----------         ----------
Total costs and expenses                  2,467,985           1,401,534                2,122,145          1,511,405
                                         ----------          ----------               ----------         ----------
Income before provision
  for income taxes                          451,964             109,407                  135,312             35,854
Provision for income taxes                  221,000              44,000                   54,000             14,000
                                         ----------          ----------               ----------         ----------
Net income                               $  230,964          $   65,407               $   81,312         $   21,854
                                         ==========          ==========               ==========         ==========
Earnings per share:
  Net income per share                   $     0.03          $     0.01               $     0.01         $     --
                                         ==========          ==========               ==========         ==========
  Weighted average shares
    outstanding                           7,068,825           6,240,372                6,143,300          5,862,721
                                         ==========          ==========               ==========         ==========










                       See notes to financial statements.

                   ROYAL ACCEPTANCE CORPORATION AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
          AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (Unauidted)


                                                                Common Shares          Additional                          Total
                                                          -----------------------       Paid-In         Retained      Stockholders'
                                                            Shares         Amount       Capital         Earnings         Equity
                                                          ---------      --------      ----------       ---------     -------------
Balance at January 1, 1997                                5,867,409      $  5,867      $1,029,283      ($ 332,174)     $  702,976
Net income for the year ended December 31, 1997                --            --              --            21,854          21,854
                                                          ---------      --------      ----------       ---------      ----------
Balance at December 31, 1997                              5,867,409         5,867       1,029,283        (310,320)        724,830
Issuance of common stock for services rendered              950,000           950           8,550            --             9,500
Net income for the year ended December 31, 1998                --            --              --            81,312          81,312
                                                          ---------      --------      ----------       ---------      ----------
Balance at December 31, 1998                              6,817,409         6,817       1,037,833        (229,008)        815,642
Issuance of shares of common stock for cash, net of
    offering costs (Unaudited)                              377,100           377          93,398            --            93,775
Issuance of shares of common stock for
    services rendered (Unaudited)                           300,000           300          74,700            --            75,000
Net income for the nine months ended
    September 30, 1999 (Unaudited)                             --            --              --           230,964         230,964
                                                          ---------      --------      ----------       ---------      ----------
Balance at September 30, 1999 (Unaudited)                 7,494,509      $  7,494      $1,205,931       $   1,956      $1,215,381
                                                          =========      ========      ==========       =========      ==========






                       See notes to financial statements.

                   ROYAL ACCEPTANCE CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    For the Nine
                                                    Months Ended                      For the Years Ended
                                                    September 30,                         December 31,
                                          --------------------------------      -------------------------------
                                               1999              1998              1998                1997
                                          ------------       -------------      ------------       ------------
                                                    (Unaudited)
Cash flows from operating
    activities:
  Net income                              $    230,964       $     65,407       $     81,312       $     21,854
                                          ------------       ------------       ------------       ------------
  Adjustments to reconcile
      net income to net cash
      provided by (used in)
      operating activities:
    Common stock issued for services            75,000              9,500              9,500               --
    Amortization of unearned
      lease income                          (2,801,032)          (977,612)        (1,533,060)          (604,198)
    Depreciation and amortization              181,155             40,486             53,980            308,330
    Gain on sale of vehicles                  (118,917)          (372,113)          (504,775)          (680,832)
    Deferred income taxes                      221,000             44,000             54,000             14,000
    Increase (decrease) in cash
        flows as a result of
        changes in asset and
        liability account balances:
      Account receivables                     (850,591)           158,029            336,093           (455,435)
      Net investment in direct
        finance leases                      (7,372,232)        (1,773,289)        (4,505,720)         1,347,868
      Inventory                               (653,360)           191,032             64,857            (96,132)
      Loans payable                         10,930,728          1,879,837          5,259,038             44,945
      Accounts payable and
        accrued expenses                       280,589           (130,268)          (140,917)            71,096
                                          ------------       ------------       ------------       ------------
  Total adjustments                           (107,660)          (930,398)          (907,004)           (50,358)
                                          ------------       ------------       ------------       ------------
Net cash provided by (used in)
  operating activities                         123,304           (864,991)          (825,692)           (28,504)
                                          ------------       ------------       ------------       ------------
Cash flows from investing
    activities:
  Due to related party                        (435,150)              --                 --                 --
  Purchases of furniture
    and equipment                             (203,265)           (28,561)           (38,080)          (793,710)
  Proceeds of vehicles sold                    118,917            872,594          1,015,936            860,382
                                          ------------       ------------       ------------       ------------
Net cash provided by
  (used in) investing activities              (519,498)           844,033            977,856             66,672
                                          ------------       ------------       ------------       ------------

                       See notes to financial statements.

                   ROYAL ACCEPTANCE CORPORATION AND SUBSIDIARY

                                                        For the Nine
                                                        Months Ended                          For the Years Ended
                                                        September 30,                             December 31,
                                          -----------------------------------           ---------------------------------
                                              1999                   1998                  1998                  1997
                                          -----------           -------------           ----------           ------------
                                                     (Unaudited)
Cash flows from financing
    activities:
  Sale of capital stock                        93,775                   --                     --                    --
  Loans payable officer                       103,394                   --                     --                    --
                                          -----------            -----------            -----------           -----------
Net cash provided by
  financing activities                        197,169                   --                     --                    --
                                          -----------            -----------            -----------           -----------
Net increase (decrease) in cash              (199,025)               (20,958)               152,164                38,168
Cash at beginning of period                   237,957                 85,793                 85,793                47,625
                                          -----------            -----------            -----------           -----------
Cash at end of period                     $    38,932            $    64,835            $   237,957           $    85,793
                                          ===========            ===========            ===========           ===========
Supplemental Disclosures of
    Cash Flows Information:
  Interest                                $ 1,315,308            $   864,941            $ 1,154,214           $   811,760
                                          ===========            ===========            ===========           ===========
  Income taxes                            $      --              $      --              $      --             $      --
                                          ===========            ===========            ===========           ===========
Supplemental Disclosures of
    Non-Cash Investing and
    Financing Activities:
  Common stock issued for
    services rendered                     $    75,000            $     9,500            $     9,500           $      --
                                          ===========            ===========            ===========           ===========

                       See notes to financial statements.

                   ROYAL ACCEPTANCE CORORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             AS AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED
                           SEPTEMBER 30, 1999 AND 1998
                 (Information Relating to the Nine Months Ended
                  September 30, 1999 and 1998 is Unaudited) and
            As at December 31, 1998 and for the Two Years Then Ended)


NOTE  1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(a)        Organization:

                    Royal Acceptance Corporation ("Royal") was incorporated in the state of Deleware on June 23, 1994. In December 1997 the Board of Directors authorized a 1 share for 20 share reverse stock split of its common shares. On July 15, 1999, pursuant to a reorganization under section 368(a)(1)(B) of the Internal Revenue Code, Royal acquired all of the issued and outstanding capital stock of RIT Auto Leasing Group, Inc. ("RIT") in exchange for 5,650,000 shares of Royal's common stock. After the acquisition, the former RIT stockholder owned approximately 72% of Royal's outstanding common stock. The transaction is being accounted for as a reverse acquisition in a manner similar to a pooling of interests and, accordingly, the accompanying financial statements reflect the reverse stock split and the acquisition as if they had occurred at the beginning of the periods presented. Royal, prior to the RIT acquisition had been virtually inactive since 1995 and incurred losses since its inception to July 1999 of $987,000.

(b)        Description of Business:

                    RIT was incorporated in New York on April 1, 1993 and is in the business of leasing new and pre-owned automobile with terms generally ranging from twelve to sixty months. It markets its leasing services through its dealer network and advertising. The sources of RIT's automobiles for lease are predominantly automobile dealers in the Eastern region of the United States. RIT also leases and finances commercial industrial equipment such as computers, airplanes, boats and construction equipment.

(c)        Principles of Consolidation:

                    The accompanying consolidated financial statements as at September 30, 1999 and 1998 and the nine months ended September 30, 1999 and 1998 and as at December 31, 1998 and 1997 and the years ended and December 31, 1998 and 1997 include the accounts of Royal Acceptance Corporation and its wholly owned subsidiary, RIT Auto Leasing Group, Inc. All material intercompany transactions have been eliminated in consolidation.

(c)        Principles of Consolidation:  (Continued)

                    The consolidated financial statements as at September 30, 1999 and for the nine months ended September 30, 1999 and 1998 have not been audited. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments and accruals, consisting only of normal recurring adjustments and accruals, necessary to presently fairly the financial position of the Company and its subsidiary as at September 30, 1999 and the results of their operations, changes in capital deficiency and cash flows for the nine months ended September 30, 1999 and 1998 are not necessarily indicative of the results to be expected for the full year.


(d)        Classification of Leases and Revenue Recognition:

                    Leases are either classified as "direct financing" or "operating", pursuant to the Provisions of Statement of Financial Accounting Standards Board Statement No. 13 - Accounting for Leases.

                    (i)      Direct Financing Leases:

           Includes all leases containing open-end lessee purchase options and/or bargain purchase options. Open-end lessee purchase options require each lessee upon termination to either purchase the related vehicle for the stated options price or, if returned, to be responsible for any deficiency between the stated option price and the eventual realized by the Company upon the vehicles disposition. Direct financing leases also include certain leases containing closed-end lessee options whereby the Company expects the lessee to purchase (although not a requirement) the vehicle for the stated option price. The majority of these leases are situations where large capital cost reductions were made and/or option prices are well below the anticipated value of the related vehicle. The investment in direct financing leases includes all future lease payments and the lessee purchase options of the respective vehicles, net of unearned income. Revenue under the direct financing leases is accounted for by recognizing the excess of aggregate rentals receivable and lessee purchase options over the cost of the leased vehicles during the term of the lease in decreasing amounts related to the declining balance of the unrecovered cost.


                    (ii)     Operating Leases:

           Operating leases consist of vehicles, which do not meet the direct financing lease criteria. The majority of which are closed-end leases, which may or may not contain lessee purchase options. Vehicles, which are classified as operating leases are stated at, cost less accumulated depreciation and unamortized capital cost reduction payments. Depreciation is computed on the straight-line basis over the terms of the leases to the vehicles estimated residual values at the expiration of the lease periods. Rentals from operating leases are recognized as revenue over the life of the lease on the straight-line basis and expenses are charged against such revenues as incurred. Initial lessee capital cost reduction payments are amortized on a straight-line basis consistent with depreciation periods and initial direct costs are included as a component of the vehicles held and are amortized on a straight-line basis over the lives of the related leases.

(e)        Inventory:

                    The inventory represents vehicles returned upon lease termination which are either held for sale or re-lease. Amounts are stated at the lower of net book value or market.


(f)        Furniture and Equipment:

                    Depreciation of furniture and equipment is computed on the straight-line method over the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to income as incurred.


(g)        Financial Statement Presentation:

                    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures accordingly, actual results could differ from those estimates.


(h)        Per Share Data:


                    Net income (loss) per share was computed by the weighted average number of shares outstanding during cash period. The issuance of all common shares in connection with the reverse stock split in December 1997 and the acquisition of RIT have been retroactively reflected in the computation as if they had occurred as at January 1, 1997.


NOTE  2 -  NET INVESTMENT IN DIRECT FINANCING LEASES.

                    The net investment in direct financing leases consists of the following:

                                                             September 30,       December 31,
                                                                 1999                1998
                                                             -------------       ------------
                                                              (Unaudited)
           Total minimum lease payments to be received       $ 26,334,415        $ 13,271,920
           Estimated residual value of leased property          5,100,080           4,031,623
           Allowance for uncollectable payments                   (57,328)           (229,312)
                                                             ------------        ------------
                                                               31,377,167          17,074,231
           Less:  Unearned income                               8,052,387           3,922,715
                                                             ------------        ------------
           Net investment in direct financing leases         $ 23,324,780        $ 13,151,516
                                                             ============        ============

NOTE  2 -  NET INVESTMENT IN DIRECT FINANCING LEASES.  (Continued)

                    Net minimum lease payments to be received as of September 30, 1999 for each of the next five (5) years are:


                          Year Ending
                          September 30,
                          -------------
                             2000                   $ 6,860,550
                             2001                     5,538,165
                             2002                     4,841,814
                             2003                     3,150,550
                             2004                     2,033,201
                          Thereafter                    900,500
                                                    -----------
                                                    $23,324,780
                                                    ===========

NOTE 3 -   FURNITURE AND EQUIPMENT.

                    Furniture and equipment consist of the following:


                                               September 30,      December 31,
                                                  1999                1998
                                               -------------      ------------
                                               (Unaudited)

        Furniture and equipment                  $193,035           $159,000
        Less: Accumulated depreciation             73,779             61,854
        Net furniture and equipment              $119,256           $ 97,146
                                                 --------           --------
        Depreciation charged to operations       $ 11,925           $ 15,900
                                                 ========           ========


NOTE  4 -  LOANS PAYABLE.

                    The Company finances the purchase of its leased vehicles under several separate credit facilities which are materially identical in their terms and conditions. The obligations are secured by the leases and the underlying leased property and are payable monthly with interest ranging from 8% to 14% per annum. The President of the Company has personally guaranteed the loans.

                    Following are maturities of loans payable as of September 30, 1999 for each of the next five (5) years:

                         Year Ending
                         September 30,
                         -------------
                            2000                    $ 5,956,368
                            2001                      5,326,530
                            2002                      5,096,765
                            2003                      3,762,896
                            2004                      3,505,693
                                                    -----------
                                                    $23,648,252
                                                    ===========

NOTE  5 -  DEFERRED TAXES.

                    During the initial years of the leases, the Company receives the benefit for income tax purposes of deductions for depreciation on the vehicles, and interest on the debt that in the aggregate exceed the rental income from the related leases. During the later years rental income will exceed related deductions. Provision has been made for the deferred income taxes that arise from these timing differences using the deferred method.

                    The components of the provision for income taxes are as follows:

                                   For the Nine Months Ended       For the Years Ended
                                         September 30,                 December 31,
                                   -------------------------      -----------------------
                                      1999           1998           1998           1997
                                   ---------       ---------      --------       --------
                                          (Unaudited)
           Currently payable:
             Federal                $   --         $   --         $   --         $   --
             State and local            --             --             --             --
                                    --------       --------       --------       --------
                                        --             --             --             --
                                    --------       --------       --------       --------
           Deferred:
             Federal                  50,000         10,000         12,000          3,000
             State and local         171,000         34,000         42,000         11,000
                                    --------       --------       --------       --------
                                     221,000         44,000         54,000         14,000
                                    --------       --------       --------       --------
           Total provision          $221,000       $ 44,000       $ 54,000       $ 14,000
                                    ========       ========       ========       ========

                    During the initial years of the leases, the Company receives the benefit for income tax purposes of deductions for depreciation on the vehicles, and interest on the debt that in the aggregate exceed the rental income from the related leases. During the later years rental income will exceed related deductions. Provision has been made for the deferred income taxes that arise from these timing differences using the deferred method. The net deferred tax liability consists of the following temporary differences:

                                                  September 30,       December 31,
                                                     1999                1998
                                                  -------------      -------------
                                                  (Unaudited)
           Net investment in finance leases       ($1,499,000)       ($  853,000)
           Net operating loss carryforward            688,000            275,000
           Other                                       27,000             15,000
                                                  -----------        -----------
           Net furniture and equipment            ($  784,000)       ($  563,000)
                                                  ===========        ===========

                    The difference between income taxes computed using the statutory federal income tax rate and the rate shown in the financial statements is summarized as follows:

                                                                    For the Nine Months Ended
                                                                           September 30,
                                                          -------------------------------------------
                                                           1999           %         1998          %
                                                          -------------------     -------------------
                                                               (Unaudited)            (Unaudited)
           Increase before provision for taxes            $451,864                $109,407
                                                          ========                ========
           Computed tax provision at statutory rate       $154,000       34.0     $ 37,000       34.0
           Non-deductible portion of common
             stock issuances                                24,000        5.3           --         --
           State tax provision, net of
             federal tax effect                             33,000        7.4        6,000        5.5
           Other, net                                       10,000        2.2        1,000        0.9
                                                          --------       ----     --------       ----
                                                          $221,000       48.9     $ 44,000       40.4
                                                          ========       ====     ========       ====

                                                                     For the Years Ended
                                                                         December 31,
                                                          -------------------------------------------
                                                            1998         %         1997           %
                                                          ------------------     --------------------
           Increase before provision for taxes            $135,312               $ 35,854
                                                          ========               ========
           Computed tax provision at statutory rate       $ 46,000      34.0     $ 12,000        34.0
           State tax provision, net of
             federal tax effect                              7,000       5.2        2,000         5.0
           Other, net                                        1,000       0.7           --          --
                                                          --------      ----     --------        ----
                                                          $ 54,000      39.9     $ 14,000        39.0
                                                          ========      ====     ========        ====

                    The net operating loss carryforwards at September 30, 1999 expired as follows:

                     Year Ending
                     September 30,
                     -------------
                       2009                       $   10,000
                       2011                          180,000
                       2013                          497,000
                       2014                        1,215,000
                                                  ----------
                                                  $1,902,000
                                                  ==========

NOTE  6 -  CAPITAL STOCK.

(a)        Stock Issued for Consideration Other Than Cash:

                    On December 11, 1997, the Company issued 250,000 shares of its common stock to an attorney at their fair value of $2,500 for legal services rendered. Of the 250,000 shares, 150,000 are restricted securities under Rule 144 of the Securities Act of 1933 (The "Act").

                    Also on that date the Company issued another 250,000 shares of its common stock to a consultant at their fair value of $2,500 as a non refundable retainer for consulting services rendered in December 1997. Of the 250,000 shares, 150,000 are restricted under Rule 144 of the Act.

                    In December 1997, the Company issued 200,000 shares of its common stock to an officer/director of the Company at their fair value of $3,000. Such shares were issued as consideration for his agreement to serve in such capacity. All 200,000 shares are restricted securities under Rule 144 of the Act.

                    In March 1998, the Company issued 250,000 shares of its common stock to a consultant at their fair value of $2,500 for consulting services rendered. Of the 250,000 shares, 150,000 are restricted securities under Rule 144 of the Act. And in March 1999, the Company issued 150,000 shares of its common stock which have been restricted to an officer/stockholder and 150,000 shares to a consultant at their fair value of $75,000 for services rendered.


(b)        Stock Issued for Cash:

                    During the nine months ended September 30, 1999, the Company sold 377,100 shares of its common stock for $93,775.


(c)        Stock Split:

                    On December 24, 1997, the Board of Directors authorized a 1 for 20 reverse stock split of the Company's $.001 par value common stock. At a result of the split 3,820,068 shares were retired and additional paid-in capital was increased by $3,820. All references in the accompanying consolidated financial statements to the number of common shares and per share amounts have been restated for all periods presented.


(d)        Other:

                    On December 24, 1997, the Company amended its Certificate of Incorporation to increase its authorized common shares from 19,995,000 to 25,000,000 shares and its authorized preferred shares from 5,000 to 1,000,000 shares.

NOTE  7 -  RELATED PARTY TRANSACTIONS.

(a)        Leases:

                    The Company leases space on a month to month basis from an entity, which is owned by the Company's president. Minimum annual rental payments are $120,000 per annum, plus escalations. Rent expense for the nine months ended September 30, 1999 and 1998 was $137,070 and $88,199, respectively, and for the years ended December 31, 1998 and 1997 was $117,598 and $75,550, respectively.


(b)        Due from related party:

                    At September 30, 1999, a corporation owned by the Company's President was indebted to the Company in the amount of $435,150. The amount is due on demand and bears interest at 9%.


(c)        Loan payable - Stockholder:

                    At September 30, 1999, the Company is indebted to its President in the amount of $103,150. The obligation is due on demand and bears interest at 9%.



NOTE  8 -  COMMON STOCK.

                    On July 12, 1999, pursuant to a reorganization under Sections 368(a)(1)(B) of the Internal Revenue Code, the Company's shareholder exchanged his 100 common stock for shares in Royal Acceptance Corporation, ("Royal") a publicly held Company. Accordingly, the Company will operate as a wholly owned subsidiary of Royal.

                    On October 5, 1999, Royal offered 600,000 shares of its common stock at a price of $1.00 per share pursuant in a confidential private offering memorandum. The offering period, as extended, ends on April 5, 2000.